As filed with the Securities and Exchange Commission on April 21, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2004

MESSER GRIESHEIM HOLDING GmbH

Translation of registrant’s name into English

Koogstraat 10,
25870 Norderfriedrichskoog,
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 F or Form 40 F:

Form 20-F [x]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934

Yes [ ]    No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 2(b):

N/A

Information to be included in this Form 6-K

Messer Griesheim Holding GmbH, formerly Messer Griesheim Holding AG (the “Company”), announced the commencement on April 21, 2004 of a cash tender offer and solicitation of related consents (together the “Offer”) relating to all of the Company's outstanding 10.375% Senior Notes due 2011 (the “Notes”). If the Offer is consummated, the total consideration to be paid for each validly tendered Note and properly delivered consent will be based upon a fixed spread of 50 basis points over the yield to maturity on the 6.25% German Bundesanleihe due April 26, 2006, which also includes a consent payment equal to €30 per €1,000 principal amount of Notes purchased (the “Consent Payment”). The Offer is expected to expire, unless extended or terminated by the Company, at 5:00 p.m., London time, on Wednesday, May 19, 2004. The price determination date for the Notes is Tuesday, May 4, 2004, unless extended by the Company.

In conjunction with the tender offer, the Company is soliciting consents to certain proposed amendments and waivers (the “Consents”) that would (i) eliminate or waive substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Notes and the indenture governing the Notes (the “Indenture”) and (ii) direct The Bank of New York, London Branch, as Trustee under the Indenture, to give its consent to novation of, the early settlement of the repayment obligations under and the subsequent termination of the High Yield Loan Proceeds Agreement, dated May 16, 2001, between the Company, as lender, and Messer Griesheim GmbH (“Messer Griesheim”), as borrower, and to the early termination of the High Yield Subordination Agreement, dated May 16, 2001, between the Company, as subordinated lender, and Messer Griesheim, as borrower. Noteholders may not tender their Notes without consenting to the proposed amendments and vice versa. The Offer is being made solely pursuant to an Offer to Purchase for Cash and Solicitation of Consents to Amendments (the “Offer Document”), which more fully sets forth and governs the terms and conditions of the Offer.

The total consideration, which includes the Consent Payment, shall only be paid for Notes tendered and related Consents received on or prior to 5:00 p.m., London time, on Tuesday, May 4, 2004, unless extended by the Company (such time and date as it may be extended, the “Consent Payment Deadline”). Noteholders who tender after the Consent Payment Deadline but before the expiration of the Offer will be entitled to receive the total consideration minus the Consent Payment if the Offer is consummated. After the Consent Payment Deadline, noteholders will not be able to withdraw tendered Notes and related Consents except under limited circumstances described in the Offer Document.

The Offer is conditional on (i) the valid tender of Notes and delivery of related consents by holders of at least a majority of the aggregate principal amount of the outstanding Notes not subject to any rights of withdrawal (the “Requisite Tenders”) and (ii) the completion of the Company’s sale of the entire share capital of its subsidiary Messer Griesheim to Air Liquide International S.A. (the “Completion of the Acquisition”). The Completion of the Acquisition is subject to the satisfaction or waiver of certain acquisition-specific and customary closing conditions, including (i) receipt of the necessary antitrust regulatory approvals related to the Acquisition in the European Union (the European Commission) and the United States (the Federal Trade Commission); (ii) the Messer family obtaining antitrust regulatory approvals related to, and financing commitments for, the reorganization of the ownership structure of the Company’s shareholder Messer Griesheim Group GmbH & Co. KGaA (“Messer Griesheim Group”), pursuant to which Allianz Capital Partners and private equity funds managed by affiliates of Goldman Sachs International will sell their combined 67% interest in Messer Griesheim Group to the Messer family under an option agreed in 2001; (iii) the approval by the creditors of Messer Griesheim and certain of its affiliates of the sale of Messer Griesheim and certain related transactions; (iv) a restructuring having been implemented, pursuant to which all of the operations of Messer Griesheim that are not being sold to the Purchaser in connection with the sale of Messer Griesheim are to be transferred to Messer Griesheim Group or the Company or any of its or their legal successors or affiliates (other than Messer Griesheim and its subsidiaries) and (v) the receipt by the Company of the Requisite Tenders.

Goldman Sachs International is acting as the exclusive Dealer Manager for the Offer. The Tender Agents for the Offer are The Bank of New York and The Bank of New York (Luxembourg) S.A., and the Trustee for the Notes is The Bank of New York, London Branch.

The Offer is made upon, and is completely subject to the detailed terms and conditions set forth in the Offer Document, which can be obtained (together with additional information about the terms of the Offer, how to tender Notes and deliver Consents and conditions to the Offer) by contacting Dominic Ashcroft of Goldman Sachs International at Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom, tel. +44 (0) 20 7774 0923. Information about the terms of the Offer is also available from the Tender Agents.

The Offer Document is available from, and holders of Notes may participate in the Offer through, Bank of New York (Luxembourg) S.A. at Aerogolf Center, IA, Hoehenhof, 1736 Senningerberg, Luxembourg.

The Offer Document contains important information which should be read carefully before any decision is made with respect to the Offer.

This announcement does not constitute a recommendation regarding the tender offer and consent solicitation. Noteholders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

This Form 6-K and the financial and other information contained herein are incorporated by reference into our Post-Effective Amendment No. 2 to Form F-4 on Form F-3 registration statement filed on March 27, 2003 and the 424(b) prospectus relating thereo filed on April 7, 2003.

Exhibit Index

The following exhibits are included in this Form 6-K:

1. Luxembourg announcement, dated 21 April 2004 announcing the tender offer and consent solicitation.

2. Messer Griesheim Holding GmbH Offer to Purchase for Cash and Solicitation of Consents to Amendments and Waivers Relating to its Outstanding €550,000,000 10.375% Senior Notes due 2011.

EXHIBIT 1

NOTICE RELATING TO OFFER TO PURCHASE FOR CASH

Any and All
of the

Euro Denominated 10.375% Senior Notes due 2011

ISIN XS0129587142, XS0129586763, XS0136262275

of

MESSER GRIESHEIM HOLDING GMBH
(formerly Messer Griesheim AG)

April 21, 2004 — Messer Griesheim Holding GmbH, formerly Messer Griesheim Holding AG (the “Company”), announced the commencement on April 21, 2004 of a cash tender offer and solicitation of related consents (together the “Offer”) relating to all of the Company's outstanding 10.375% Senior Notes due 2011 (the “Notes”). If the Offer is consummated, the total consideration to be paid for each validly tendered Note and properly delivered consent will be based upon a fixed spread of 50 basis points over the yield to maturity on the 6.25% German Bundesanleihe due April 26, 2006, which also includes a consent payment equal to €30 per €1,000 principal amount of Notes purchased (the “Consent Payment”). The Offer is expected to expire, unless extended or terminated by the Company, at 5:00 p.m., London time, on Wednesday, May 19, 2004. The price determination date for the Notes is Tuesday, May 4, 2004, unless extended by the Company.

In conjunction with the tender offer, the Company is soliciting consents to certain proposed amendments and waivers (the “Consents”) that would (i) eliminate or waive substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Notes and the indenture governing the Notes (the “Indenture”) and (ii) direct The Bank of New York, London Branch, as Trustee under the Indenture, to give its consent to novation of, the early settlement of the repayment obligations under and the subsequent termination of the High Yield Loan Proceeds Agreement, dated May 16, 2001, between the Company, as lender, and Messer Griesheim GmbH (“Messer Griesheim”), as borrower, and to the early termination of the High Yield Subordination Agreement, dated May 16, 2001, between the Company, as subordinated lender, and Messer Griesheim, as borrower. Noteholders may not tender their Notes without consenting to the proposed amendments and vice versa. The Offer is being made solely pursuant to an Offer to Purchase for Cash and Solicitation of Consents to Amendments (the “Offer Document”), which more fully sets forth and governs the terms and conditions of the Offer.

The total consideration, which includes the Consent Payment, shall only be paid for Notes tendered and related Consents received on or prior to 5:00 p.m., London time, on Tuesday, May 4, 2004, unless extended by the Company (such time and date as it may be extended, the “Consent Payment Deadline”). Noteholders who tender after the Consent Payment Deadline but before the expiration of the Offer will be entitled to receive the total consideration minus the Consent Payment if the Offer is consummated. After the Consent Payment Deadline, noteholders will not be able to withdraw tendered Notes and related Consents except under limited circumstances described in the Offer Document.

The Offer is conditional on (i) the valid tender of Notes and delivery of related consents by holders of at least a majority of the aggregate principal amount of the outstanding Notes not subject to any rights of withdrawal (the “Requisite Tenders”) and (ii) the completion of the Company’s sale of the entire share capital of its subsidiary Messer Griesheim to Air Liquide International S.A. (the “Completion of the Acquisition”). The Completion of the Acquisition is subject to the satisfaction or waiver of certain acquisition-specific and customary closing conditions, including (i) receipt of the necessary antitrust regulatory approvals related to the Acquisition in the European Union (the European Commission) and the United States (the Federal Trade Commission); (ii) the Messer family obtaining antitrust regulatory approvals related to, and financing commitments for, the reorganization of the ownership structure of the Company’s shareholder Messer Griesheim Group GmbH & Co. KGaA (“Messer Griesheim Group”), pursuant to which Allianz Capital Partners and private equity funds managed by affiliates of Goldman Sachs International will sell their combined 67% interest in Messer Griesheim Group to the Messer family under an option agreed in 2001; (iii) the approval by the creditors of Messer Griesheim and certain of its affiliates of the sale of Messer Griesheim and certain related transactions; (iv) a restructuring having been implemented, pursuant to which all of the operations of Messer Griesheim that are not being sold to the Purchaser in connection with the sale of Messer Griesheim are to be transferred to Messer Griesheim Group or the Company or any of its or their legal successors or affiliates (other than Messer Griesheim and its subsidiaries) and (v) the receipt by the Company of the Requisite Tenders.

Goldman Sachs International is acting as the exclusive Dealer Manager for the Offer. The Tender Agents for the Offer are The Bank of New York and The Bank of New York (Luxembourg) S.A., and the Trustee for the Notes is The Bank of New York, London Branch.

The Offer is made upon, and is completely subject to the detailed terms and conditions set forth in the Offer Document, which can be obtained (together with additional information about the terms of the Offer, how to tender Notes and deliver Consents and conditions to the Offer) by contacting Dominic Ashcroft of Goldman Sachs International at Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom, tel. +44 (0) 20 7774 0923. Information about the terms of the Offer is also available from the Tender Agents.

The Offer Document is available from, and holders of Notes may participate in the Offer through, Bank of New York (Luxembourg) S.A. at Aerogolf Center, IA, Hoehenhof, 1736 Senningerberg, Luxembourg.

The Offer Document contains important information which should be read carefully before any decision is made with respect to the Offer.

This announcement does not constitute a recommendation regarding the tender offer and consent solicitation. Noteholders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

EXHIBIT 2

Messer Griesheim Holding GmbH

(formerly Messer Griesheim Holding AG)

Offer to Purchase for Cash and
Solicitation of Consents to Amendments and Waivers Relating to its Outstanding
€550,000,000 10.375% Senior Notes due 2011 (the Notes)

The Offer (as defined below) will expire at 5:00 p.m., London time, on Wednesday, May 19, 2004, unless the Offer is extended (such deadline, as may be extended, the Expiration Date). Holders (as defined below) of Notes will be eligible to receive the Purchase Price (as defined below) by validly tendering and not withdrawing their Notes on or prior to the Expiration Date. Holders of Notes will be eligible to receive the Total Consideration (as defined below) by validly tendering and not withdrawing their Notes and consenting to the Proposed Amendments and Waivers (as defined below) at or prior to 5:00 p.m., London time, on Tuesday, May 4, 2004, unless extended (such date as may be extended, the Consent Payment Deadline). The Offer is subject to the satisfaction or waiver of a number of conditions precedent as described herein.

Messer Griesheim Holding GmbH (the Company) hereby offers to purchase for cash, upon the terms and subject to the conditions contained in this Offer to Purchase for Cash and Solicitation of Consents (the Offer Document), any and all of the Outstanding Notes (as defined below) issued by the Company.

The Total Consideration payable for the Notes shall be determined in the manner described herein by reference to a fixed spread of 50 basis points (the Fixed Spread) over the yield to maturity of the 6.25% German Bundesanleihe due April 26, 2006 (the Bund Reference Bond). Included in the Total Consideration calculation is an amount equal to €30 per €1,000 principal amount of Notes purchased, which shall constitute a consent payment (the Consent Payment) and which shall only be paid for Notes tendered and Consents (as defined below) delivered at or prior to the Consent Payment Deadline. With respect to Notes tendered and Consents delivered after the Consent Payment Deadline and on or prior to the Expiration Date, the Company will pay the Total Consideration minus the Consent Payment (such amount, the Purchase Price). Accrued and unpaid interest shall be paid in respect of the Notes, as provided herein.

Concurrently with the offer to purchase the Notes, the Company is soliciting (the Consent Solicitation, and together with the offer to purchase the Notes, the Offer) consents (the Consents) from the Holders of the Notes (i) to amendments to the indenture governing the Notes (the Indenture) that will eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Notes and the Indenture, (ii) to waivers from Holders of the Notes that will waive in perpetuity compliance with certain restrictive covenants, events of default and additional covenants and rights contained in the Notes and the Indenture and (iii) directing The Bank of New York, London Branch, as trustee under the Indenture (the Trustee), to grant its consent to novation of, the early settlement of the repayment obligations under and the subsequent termination of the High Yield Proceeds Loan Agreement (as defined herein) and to the early termination of the High Yield Subordination Agreement (as defined herein) ((i), (ii) and (iii) collectively, the Proposed Amendments and Waivers).

Notes tendered at or prior to the Consent Payment Deadline may be withdrawn at any time at or prior to the Consent Payment Deadline but may not be withdrawn after the Consent Payment Deadline. Notes tendered after the Consent Payment Deadline may not be withdrawn.

Security Description	Common Codes & ISIN Nos.	Outstanding Aggregate Principal Amount	Call Date	Consent Payment	Bund Reference Bond	Fixed Spread
10.375% Senior Notes due 2011	012958714 012958676 013626227 XS0129587142 XS0129586763 XS0136262275	€493,708,000(1)	June 1, 2006	€30 per €1,000 principal amount	6.25% German Bundesanleihe due April 26, 2006	0.50%

________________________

(1) Includes €550,000,000 aggregate principal amount of Notes issued less €56,292,000 aggregate principal amount of such Notes that are held by an affiliate of the Company (the Outstanding Notes).

Any questions or requests for additional copies of this Offer Document may be directed to The Bank of New York and/or The Bank of New York (Luxembourg) S.A. (the Tender Agents) at the telephone numbers provided on the last page of this Offer Document. Noteholders may also contact Goldman Sachs International (the Dealer Manager) at the telephone number provided on the last page of this Offer Document for information concerning the Offer.

THIS OFFER DOCUMENT (INCLUDING THE ANNEXES HERETO) CONTAINS IMPORTANT INFORMATION THAT EACH HOLDER OF NOTES AND BENEFICIAL HOLDER OF NOTES SHOULD READ BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

THIS OFFER DOCUMENT HAS NOT BEEN FILED WITH, OR REVIEWED BY, ANY NATIONAL OR LOCAL SECURITIES COMMISSION OR REGULATORY AUTHORITY OF THE FEDERAL REPUBLIC OF GERMANY, THE UNITED STATES, THE UNITED KINGDOM OR ANY OTHER JURISDICTION, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

The Dealer Manager for the Offer is:

Goldman Sachs International

___________________________________

The date of this Offer Document is April 21, 2004

TABLE OF CONTENTS

Indicative Tender Offer Timetable	Additional Terms of the Offer
Available Information	Proposed Amendments and Waivers

Summary

The Sale of Messer Griesheim and the Reorganization of the Messer Group

The Offer

Certain Considerations

Procedure for Tendering Notes and Delivering Related Consents

Withdrawal of Tendered Notes and Related Consents

Acceptance for Payment and Payment

Expiration, Extension, Amendment and Termination

Certain German Income Tax Considerations
Certain US Federal Income Tax Considerations
Certain UK Income Tax Considerations
Dealer Manager and Tender Agents
Annex A – Formula to Determine Total Consideration of Notes
Annex B – Hypothetical Pricing Example
Annex C – IRS Substitute Form W-9

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU HAVE RECENTLY SOLD OR OTHERWISE TRANSFERRED SOME OF, OR YOUR ENTIRE, HOLDING(S) OF NOTES, YOU SHOULD IMMEDIATELY FORWARD THIS DOCUMENT AND ALL ACCOMPANYING ANNEXES, OR A COPY THEREOF, TO THE PURCHASER OR TRANSFEREE, OR TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED, FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE.

IF YOU ARE IN ANY DOUBT AS TO THE CONTENTS OF THIS DOCUMENT OR THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOU OWN FINANCIAL ADVICE IMMEDIATELY FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISOR AUTHORIZED UNDER THE FINANCIAL SERVICES MARKETS ACT 2000 (IF YOU ARE IN THE UNITED KINGDOM), OR FROM ANOTHER APPROPRIATELY AUTHORIZED INDEPENDENT FINANCIAL ADVISOR (IF YOU ARE OUTSIDE THE UNITED KINGDOM).

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFER DOCUMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN MADE BY THE COMPANY OR ANY OF ITS AGENTS.

____________________

Unless the context otherwise requires, all references herein to Noteholders or Holders include each person who is shown on the records of, Clearstream Banking Luxembourg, société anonyme (Clearstream Luxembourg), or Euroclear Bank S.A./N.V. as operator of the Euroclear System (Euroclear, and together and Clearstream Luxembourg, the Clearing Systems), as holders of the Notes (also referred to as direct participants).

____________________

The Company is making the Offer in connection with the sale of the entire share capital of Messer Griesheim GmbH (Messer Griesheim) to Air Liquide International S.A. (the Purchaser) pursuant to a share purchase agreement, dated as of January 19, 2004 (as may be amended from time to time, the Share Purchase Agreement), with the Purchaser, L’Air Liquide – Société anonyme à directoire et conseil de surveillance pour l’etude et l’exploitation des procédés Georges Claude (the Purchaser’s Guarantor) and certain affiliates of the Company (the Acquisition). Notwithstanding any other provision of the Offer, the Company’s obligation to accept for purchase and to pay the Total Consideration or the Purchase Price, as applicable, for each of the Notes validly tendered and related Consents validly delivered pursuant to the Offer is subject to, and conditional upon, (i) the valid tender of Notes and delivery of related Consents by holders of at least a majority of the aggregate principal amount of the Outstanding Notes not subject to any rights of withdrawal (the Requisite Tenders) and (ii) the completion of the Acquisition (the Completion of the Acquisition), which is conditional upon the satisfaction or, where applicable, the waiver of the Acquisition Conditions (as defined herein). The date on which the Completion of the Acquisition occurs is referred to herein as the Acquisition Completion Date. The Acquisition Completion Date is not a fixed date. It could occur at any time during the Offer but will, in no case, occur prior to this Consent Payment Deadline.

Upon satisfaction of the foregoing conditions, Holders who validly tender and do not withdraw their Notes at or prior to the Consent Payment Deadline will be eligible to receive the Total Consideration, which includes the Consent Payment. Holders who validly tender their Notes after the Consent Payment Deadline will receive the Purchase Price. In addition to the Total Consideration or the Purchase Price, as applicable, Noteholders who validly tender and do not withdraw their Notes will also receive accrued and unpaid interest from the interest payment date immediately preceding the Early Settlement Date or the Final Settlement Date (each as defined below and each, a Settlement Date) to, but not including, the applicable Settlement Date, payable on the applicable Settlement Date.

If the Completion of the Acquisition occurs, the Company intends to pay Holders who have validly tendered and not withdrawn Notes at or prior to 5:00 p.m., London time, on the day that is two business days prior to the Acquisition Completion Date (the Early Tender Deadline), the Total Consideration or Purchase Price, as applicable, no later than two business days following the Acquisition Completion Date (the Early Settlement Date). The Company will pay the Purchase Price for all Notes tendered after the Early Tender Deadline and on or prior to the Expiration Date on the Final Settlement Date, which is expected (subject to any extensions of the Expiration Date) to be Friday, May 21, 2004.

Notes tendered and related Consents delivered at or prior to the Consent Payment Deadline may be withdrawn at any time on or prior to Consent Payment Deadline but may not be withdrawn after the Consent Payment Deadline except as otherwise set forth herein.

Tenders of Notes pursuant to the Offer will be deemed to constitute delivery of Consents to the Proposed Amendments and Waivers with respect to the Notes tendered. Noteholders may not deliver Consents without tendering their Notes and vice versa. A valid withdrawal of tendered Notes constitutes the withdrawal of the related Consents.

Notes accepted for payment by the Company will be paid for in immediately available funds delivered to the Tender Agents on the applicable Settlement Date.

None of the Company, the Trustee, the Tender Agents or the Dealer Manager, nor any of their respective directors, employees or affiliates makes any recommendation as to whether Noteholders should tender their Notes and deliver related Consents.

____________________

This Offer does not constitute an offer to buy or the solicitation of an offer to sell Notes or a solicitation of Consents in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction. Neither the delivery of this Offer Document nor any purchase of Notes shall, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.

____________________

This Offer Document has been issued by and is the sole responsibility of the Company for the purposes of the Financial Services and Markets Act 2000 and is only for circulation to persons outside the United Kingdom, persons falling within Article 43(1)(b) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the Order) and other persons to whom it may lawfully be communicated in accordance with the Order. The value of an investment may go down as well as up. The Company confirms that to the best of its knowledge and having made all reasonable inquiries the information contained in this Offer Document is true and accurate in all material respects, and that to the best of the knowledge and belief of the Company there are no other facts, the omission of which would, in the context of the Offer, make any statement in this Offer Document misleading in any material respect.

INDICATIVE TENDER OFFER TIMETABLE

Holders of Notes should take note of the dates and/or times set forth in the schedule below in connection with the Offer. These dates and/or times may be changed by the Company in accordance with the terms and conditions of the Offer, as described herein.

Date	Calendar Date	Event
Launch Date	Wednesday, April 21, 2004.	Launch of the Offer.(1)(5)
Consent Payment Deadline and Withdrawal Deadline	5:00 p.m., London time, on Tuesday, May 4, 2004.

The deadline for Noteholders to tender Notes in order to be eligible to receive the Total Consideration, which includes the Consent Payment. The deadline for Noteholders to validly withdraw tenders of Notes.(5)

Early Tender Deadline	5:00 p.m., London time, on the day that is two business days prior to the Acquisition Completion Date but not earlier than the Withdrawal Deadline.	The deadline for Noteholders to validly tender Notes in order to be eligible to receive the Total Consideration or Purchase Price, as applicable, on the Early Settlement Date.(2)(4)
Price Determination Date	Two business days prior to the Acquisition Completion Date.	The Dealer Manager determines the Bund Reference Yield.(3)(5)
Early Acceptance Date	The Acquisition Completion Date.	The Company intends to accept for payment all Notes tendered on or prior to the Early Tender Deadline for payment.
Acquisition Completion Date	Thursday, May 6, 2004.	The date on which the Acquisition is expected to complete.(2)
Early Settlement Date	No later than two business days following the Acquisition Completion Date.

The Company intends to pay the Tender Agents on behalf of the Noteholders the Total Consideration or the Purchase Price, as applicable, plus accrued and unpaid interest, for all Notes accepted for payment on the Early Acceptance Date.

Expiration Date	5:00 p.m., London time, on Wednesday, May 19, 2004.	The deadline for Noteholders to tender Notes pursuant to the Offer.(2)(4)(5)
Final Acceptance Date	One business day following the Expiration Date.	The Company intends to accept Notes tendered after the Early Tender Deadline and prior to the Expiration Date for payment.
Final Settlement Date	Two business days following the Expiration Date.	The Company intends to pay the Tender Agents on behalf of the Noteholders the Purchase Price, plus accrued and unpaid interest, for all Notes accepted for payment on the Final Acceptance Date.

___________________

(1) The Company intends to publicly announce the launch by the issue of a press release and/or a notice sent via the Clearing Systems, as well as a notice in the Luxemburger Wort.

(2) The Company intends to publicly announce any extensions of the Early Tender Deadline, the Acquisition Completion Date or the Expiration Date by the issue of a press release and/or a notice sent via the Clearing Systems, as well as a notice in the Luxemburger Wort.

(3) The Company intends to publicly announce the Total Consideration and Purchase Price as soon as practicable after their determination on the Price Determination Date by the issue of a press release and/or notice sent via the Clearing Systems.

(4) The Company intends to publicly announce the results of the Offer as soon as practicable after the Expiration Date by the issue of a press release and/or a notice sent via the Clearing Systems, as well as a notice in the Luxemburger Wort.

(5) Copies of the press releases and the notices delivered via the Clearing Systems and the Luxemburger Wort can be obtained from the Tender Agents.

Subject to applicable laws, the Company reserves the right (but shall not be obligated) to (i) amend the terms of the Offer in any respect, (ii) waive any condition of the Offer, other than certain of the Acquisition Conditions (as defined herein) that may be waived only with the consent of the other parties to the Share Purchase Agreement (as defined herein), and purchase all Notes that are validly tendered (and not validly withdrawn), (iii) terminate the Offer and/or (iv) extend the Offer and retain the Notes that have been tendered during the period for which the Offer is extended. In the event that the Offer is withdrawn or otherwise not completed, the Total Consideration or Purchase Price, as applicable, will not be paid or become payable to Noteholders who have validly tendered Notes in connection with the Offer and Notes received by the Tender Agents will be promptly returned.

AVAILABLE INFORMATION

The Company files annual reports and other information with the US Securities and Exchange Commission (the SEC). Such reports and other information may be inspected and copied at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C., 20549 USA, or can be viewed on the SEC’s website at www.sec.gov. Copies of such material may be obtained by mail, upon payment of the SEC's prescribed rates, by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 USA.

The Company will make available to any Noteholder copies of the Notes, the Indenture, the latest draft of the Supplemental Indenture and the reports or other information filed with, or furnished to, the SEC under the US Securities Exchange Act of 1934, as amended (the Exchange Act), or the Luxembourg Stock Exchange. Any request for such information should be directed to Messer Griesheim Holding GmbH, Fütingsweg 34, 47805 Krefeld, Germany, Attention: Winfrid Schmidt, Corporate Treasurer; facsimile number +49 (0) 21 51 379 8904. Copies of such information will also be available during the normal business hours on any business day, up to and including the Expiration Date, at the offices of The Bank of New York (Luxembourg) S.A and The Bank of New York as set forth on the back cover of this Offer Document.

____________________

Summary

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offer Document, including the Annexes. Noteholders are urged to read the entire Offer Document thoroughly.

The Company		Messer Griesheim Holding GmbH, a German limited liability company registered with the local court of Husum, Germany, under the registration number HR B 1742.
The Offer

The Company is offering to purchase for cash, upon the terms and subject to the conditions contained in this Offer Document, any and all of its Outstanding Notes and is soliciting Consents from the holders of the Notes to effect the Proposed Amendments and Waivers.

Purpose of the Offer

The purpose of the Offer is to satisfy a condition precedent to the carrying out of the Completion of the Acquisition by offering to acquire all of the Outstanding Notes and to obtain the related Consents to effect the Proposed Amendments and Waivers.

Source of Funds

On January 19, 2004, the Company, the Purchaser, the Purchaser’s Guarantor and certain affiliates of the Company entered into the Share Purchase Agreement, which provides, among other things, that the Purchaser will acquire the entire share capital of Messer Griesheim, which is currently owned by the Company, upon the terms and subject to the conditions of the Share Purchase Agreement. The net proceeds from the Completion of the Acquisition are expected to be the source of funds for the purchase of the Notes in connection with the Offer. The Completion of the Acquisition is subject to the satisfaction or waiver of the Acquisition Conditions (as defined herein).

Notes		The following table provides information with respect to the Notes that are the subject of the Offer:
Security Description	Common Codes & ISIN Nos.	Outstanding Aggregate Principal Amount	Call Date	Consent Payment	Bund Reference Bond	Fixed Spread
10.375% Senior Notes due 2011	012958714 012958676 013626227 XS0129587142 XS0129586763 XS0136262275	€493,708,000(1)	June 1, 2006	€30 per €1,000 principal amount	6.25% German Bundesanleihe due April 26, 2006	0.50%
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(1) Includes €550,000,000 aggregate principal amount of Notes issued less €56,292,000 aggregate principal amount of such Notes that are held by an affiliate of the Company.
The Consent Solicitation

Concurrently with the offer to purchase the Notes, the Company is soliciting Consents from Noteholders (i) approving the adoption of certain amendments to the Notes and the Indenture that will eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Notes and the Indenture, (ii) waiving compliance in perpetuity with certain restrictive covenants, events of default and additional covenants and rights contained in the Notes and the Indenture and (iii) directing the Trustee to grant its consent to novation of, the early settlement of the repayment obligations under and the subsequent termination of the High Yield Proceeds Loan Agreement, dated May 16, 2001, between the Company, as lender, and Messer Griesheim, as borrower (the High Yield Proceeds Loan Agreement), and to the early termination of the High Yield Subordination Agreement, dated May 16, 2001, between the Company, as subordinated lender, and Messer Griesheim, as borrower (the High Yield Subordination Agreement). The tender of Notes pursuant to the Offer will be deemed to constitute the delivery of Consents and vice versa.

Conditions to the Offer

The consummation of the Offer is conditional on: (i) the receipt of the Requisite Tenders and (ii) the Completion of the Acquisition, which is subject to the satisfaction or waiver of the Acquisition Conditions.

Acquisition Conditions

The Completion of the Acquisition is subject to the satisfaction or waiver of certain acquisition-specific and customary closing conditions, including (i) receipt of the necessary antitrust regulatory approvals related to the Acquisition in the European Union (the European Commission) and the United States (the Federal Trade Commission) (the Antitrust Condition); (ii) the Messer family obtaining antitrust regulatory approvals related to, and financing commitments for, the reorganization of the ownership structure of the Company’s shareholder, Messer Griesheim Group GmbH & Co. KGaA (Messer Griesheim Group), pursuant to which Allianz Capital Partners (ACP) and private equity funds managed by affiliates of Goldman Sachs International (the Goldman Sachs Funds) will sell their combined 67% interest in Messer Griesheim Group to the Messer family pursuant to an option agreed in 2001; (iii) the approval by the creditors of Messer Griesheim and certain of its affiliates of the Acquisition and certain related transactions; (iv) a restructuring having been implemented, pursuant to which all of the operations of Messer Griesheim that are not being sold to the Purchaser in connection with the Acquisition are to be transferred to Messer Griesheim Group or the Company or any of its or their legal successors or affiliates (other than Messer Griesheim and its subsidiaries); and (v) the receipt by the Company of the Requisite Tenders ((i) through (v) collectively, the Acquisition Conditions).

Certain of the Acquisition Conditions may be waived only with the consent of the other parties to the Share Purchase Agreement.

Consent Payment Deadline	5:00 p.m., London time, on Tuesday, May 4, 2004, unless extended by the Company.

Early Tender Deadline	5:00 p.m., London time, on the day that is two business days prior to Acquisition Completion Date (but not earlier than the Consent Payment Deadline), unless extended by the Company.
Price Determination Date	Two business days prior to the Acquisition Completion Date, unless extended by the Company.
Expiration Date	5:00 p.m., London time, on Wednesday, May 19, 2004, unless extended by the Company.
Settlement Dates

If the Completion of the Acquisition occurs, the Company intends to pay Holders who have validly tendered and not withdrawn Notes at or prior to the Early Tender Deadline, the Total Consideration or Purchase Price, as applicable, no later than two business days following the Acquisition Completion Date (the Early Settlement Date).

The Company will pay the Purchase Price for all Notes tendered after the Early Tender Deadline and prior to the Expiration Date on the Final Settlement Date, which is expected (subject to any extensions of the Expiration Date) to be Friday, May 21, 2004.

Payments for Notes validly tendered and accepted for payment will be made by deposit of euros with the Tender Agents, who will act as agents for the tendering Noteholders for the purpose of receiving payments and transmitting such payments to Noteholders through the Clearing Systems on the applicable Settlement Date.

Total Consideration

The Total Consideration, which includes the Consent Payment, will be paid on the Early Settlement Date to those Noteholders who validly tender Notes and deliver related Consents at or prior to the Consent Payment Deadline and do not validly withdraw their Notes and Consents at or prior to the Consent Payment Deadline.

The Total Consideration for the Notes will be the price on the Early Settlement Date that reflects a yield on the Notes to June 1, 2006 (the Call Date) equal to the sum (such sum, the Tender Offer Bund Yield) of (a) the yield to maturity (calculated in accordance with standard market practice) of the 6.25% German Bundesanleihe due April 26, 2006 (the Bund Reference Bond) based on the average of the bid and the offer price of the Bund Reference Bond (such yield, the Bund Reference Yield) as reported by Reuters at 2:00 p.m., London time, on the Price Determination Date and (b) a fixed spread of 50 basis points (the Fixed Spread).

Specifically, the Total Consideration per €1,000 principal amount of Notes will equal (a) the value per €1,000 principal amount of Notes, assuming the Notes will be redeemed in full on the Call Date, at the redemption price applicable on the Call Date (€1,051.88), of all remaining payments of principal thereof and premium and interest thereon due to be made up to and including the Call Date, discounted to the Early Settlement Date at a discount rate equal to the Tender Offer Bund Yield, minus (b) Accrued Interest (as defined herein), all calculated in accordance with the formula set forth in Annex A.

Consent Payment

The Consent Payment is €30 per €1,000 principal amount of Notes with respect to Notes validly tendered and related Consents delivered, and not validly withdrawn, at or prior to the Consent Payment Deadline. As noted above, the Consent Payment is included as part of the Total Consideration.

Purchase Price

Noteholders who validly tender their Notes and deliver related Consents after the Consent Payment Deadline and on or prior to the Expiration Date will be eligible to receive the Purchase Price on the Early Settlement Date or the Final Settlement Date, as applicable, but will not be eligible to receive the Consent Payment. The Purchase Price is equal to the Total Consideration minus the Consent Payment.

Accrued Interest

Noteholders receiving the Total Consideration or the Purchase Price will also be entitled to receive accrued and unpaid interest on the Notes from and including the last interest payment date prior to the applicable Settlement Date and up to but excluding the applicable Settlement Date (Accrued Interest).

Amendment of Offer, Waiver of Conditions, Termination of Offer

The Company reserves the right (but shall not be obligated), subject to applicable law, to (i) amend the terms of the Offer in any respect, (ii) waive any condition of the Offer (other than certain of the Acquisition Conditions that may be waived only with the consent of the other parties to the Share Purchase Agreement) and purchase all Notes that are validly tendered (and not validly withdrawn), (iii) terminate the Offer and/or (iv) extend the Offer and retain the Notes that have been tendered during the period for which Offer is extended.

Effect of Proposed Amendments and Waivers and the Completion of the Acquisition on Unpurchased Notes

If the Proposed Amendments and Waivers become effective, Notes that are not purchased pursuant to the Offer will not have the benefits of substantially all of the restrictive covenants, rights arising from certain events of default and certain additional covenants and rights contained in the Notes and the Indenture due to the elimination of these provisions.

If the Offer is consummated, the aggregate principal amount of Notes that remain outstanding is expected to be significantly reduced, which may adversely affect the liquidity and, consequently, the market prices for any Notes that remain outstanding after completion of the Offer. For a more detailed discussion, see “Certain Considerations”.

Following the Completion of the Acquisition by the Purchaser, the Company will be composed of only those operations of Messer Griesheim that were not sold in connection with the Acquisition. These operations generated estimated revenues of approximately €471.6 million and operating profit of approximately €38.6 million in 2003 and had approximately 3,700 employees as of December 31, 2003. The Company estimates that the operations of Messer Griesheim that are to be divested pursuant to the Acquisition generated revenues of approximately €1,027.1 million and operating profit of approximately €83.0 million in 2003 and had approximately 3,450 employees as of December 31, 2003. Therefore, following the Completion of the Acquisition, the Company will have a significantly smaller asset base for the generation of revenues from which to service the Company’s payment obligations under any Notes that are not purchased pursuant to the Offer.

Procedures for Tendering Notes and Delivering Related Consents	To tender Notes and deliver Consents, a Noteholder must follow the procedures set forth in “Procedures for Tendering Notes and Delivering Related Consents”.
Tax Consequences

For a discussion of certain German, US and UK tax consequences of the Offer, which may be relevant to Noteholders, see “Certain German Income Tax Considerations”, “Certain US Federal Income Tax Considerations” and “Certain UK Income Tax Considerations”.

Dealer Manager	Goldman Sachs International.
Trustee	The Bank of New York, London Branch.
Tender Agents	The Bank of New York and The Bank of New York (Luxembourg) S.A.
Clearing Systems

Clearstream Banking Luxembourg, société anonyme (Clearstream Luxembourg), or Euroclear Bank S.A./N.V., as operator of the Euroclear System (Euroclear, and together with Clearstream Luxembourg, the Clearing Systems).

Additional Information

Additional copies of this Offer Document may be obtained by contacting the Tender Agents or the Dealer Manager at their respective telephone numbers and addresses set forth on the back cover of this Offer Document.

The Sale of Messer Griesheim and the Reorganization
of the Messer Group

On January 19, 2004, the Company, the Purchaser, the Purchaser’s Guarantor and certain affiliates of the Company entered into the Share Purchase Agreement, which provides, among other things, that the Purchaser will acquire the entire share capital of Messer Griesheim, which is currently owned by the Company, upon the terms and subject to the conditions of the Share Purchase Agreement. Upon Completion of the Acquisition, the Company will have divested itself of its operations in Germany, the United Kingdom and the United States.

The Completion of the Acquisition is conditional upon satisfaction or waiver of the Acquisition Conditions (certain of which may only be waived with the consent of the other parties to the Share Purchase Agreement), including the Antitrust Condition and the receipt of the Requisite Tenders. On March 15, 2004, the European Commission gave antitrust approval of the Acquisition by the Purchaser, subject to Purchaser divesting certain assets in Germany. With respect to the United States, the Purchaser and Messer Griesheim Group are in the process of negotiating a consent order with the U.S. Federal Trade Commission. In addition, both parties are preparing their responses to a request for additional information (a “second request”) from the U.S. Federal Trade Commission. Clearance is expected from the U.S. Federal Trade Commission during the second quarter of 2004. If the Antitrust Condition has not been satisfied or waived by the Purchaser on or before September 30, 2004, the Share Purchase Agreement may be terminated by any of the parties thereto. If, however, the requisite approvals needed to satisfy the Antitrust Condition have been agreed by the relevant antitrust authorities, but have not been administratively or contractually formalized, by September 30, 2004, the date at which the Share Purchase Agreement may be terminated will be extended to October 31, 2004.

In the event that the Share Purchase Agreement is terminated due to the Antitrust Condition not being satisfied or waived, the Purchaser is required to pay the Company a cumulative break-up fee of approximately 8% of the value of the Acquisition.

The net proceeds from the Completion of the Acquisition are expected to be the source of funds for the purchase of the Notes in connection with the Offer. Effective April 1, 2004, the Company contributed all of the shares of Messer Griesheim to its wholly owned subsidiary Messer Griesheim Vierte Vermögensverwaltungs GmbH (MGVV) in exchange for a note payable by MGVV. At the Completion of the Acquisition, MGVV will sell Messer Griesheim to the Purchaser and will satisfy its payment obligations to the Company under the note with the net proceeds received by it from the Purchaser. The Company expects the net proceeds from the Acquisition, excluding debt assumed by the Purchaser, to be approximately €1.4 billion.

The Acquisition is part of a contemplated change in the ownership structure of the Company’s shareholder Messer Griesheim Group. The Messer family, through their holding company Messer Industrie GmbH, has agreed to acquire the combined 67% interest in Messer Griesheim Group held by ACP and the Goldman Sachs Funds, affiliates of Goldman Sachs International. Following this acquisition, the Messer family will be the sole shareholder of Messer Griesheim Group (other than shares, if any, of Messer Griesheim Group held indirectly by employees through an employee securities fund) and indirectly (via Messer Griesheim Group) of the Company.

Following the Completion of the Acquisition by the Purchaser, the Company will be composed of only those operations of Messer Griesheim that were not sold in connection with the Acquisition and will operate in 26 countries in Europe (other than Germany and the United Kingdom), as well as in China and Peru. These operations generated estimated net sales of approximately €471.6 million and operating profit of approximately €38.6 million in 2003 and had approximately 3,700 employees as of December 31, 2003. The Company estimates that the operations of Messer Griesheim that are to be divested pursuant to the Acquisition generated net sales of approximately €1,027.1 million and operating profit of approximately €83.0 million in 2003 and had approximately 3,450 employees as of December 31, 2003.

The Offer

General

The Company is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer Document, any and all of the Outstanding Notes.

The purpose of the Offer is to acquire all of the Outstanding Notes and obtain Consents from Noteholders to the Proposed Amendments and Waivers, in order to (i) eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Notes and the Indenture, (ii) to obtain waivers that will waive compliance with restrictive covenants in the Indenture to the extent necessary to permit the steps of restructuring that have taken place or will take place in connection with the Completion of the Acquisition, and (iii) to direct the Trustee to grant its consent to novation of, early settlement of the repayment obligations under and the subsequent termination of the High Yield Proceeds Loan Agreement and the early termination of the High Yield Subordination Agreement. The Proposed Amendments and Waivers will become effective upon the execution of the Supplemental Indenture amending the Indenture (the Supplemental Indenture) or, as the case may be, the receipt of the Requisite Tenders (described below in “Proposed Amendments and Waivers”), provided that such Proposed Amendments and Waivers shall cease to be effective if the tendered Notes are not subsequently accepted for payment or payment is not made to the Tender Agents on the applicable Settlement Date. Assuming that the Requisite Tenders are received, the Supplemental Indenture is expected to be executed promptly following the Consent Payment Deadline. The valid tender of Notes in accordance with the procedures described in this Offer Document will be deemed to constitute the delivery of Consents with respect to such Notes and vice versa.

Total Consideration

The Total Consideration for the Notes will be the price on the Early Settlement Date that reflects a yield on the Notes to the Call Date equal to the Tender Offer Bund Yield, which is the sum of (a) the Bund Reference Yield, which is the yield to maturity (calculated in accordance with standard market practice) of the Bund Reference Bond based on the average of the bid price and the offer price of the Bund Reference Bond as reported by Reuters at 2:00 p.m., London time, on the Price Determination Date and (b) the Fixed Spread. Specifically, the Total Consideration per €1,000 principal amount of Notes will equal (a) the value per €1,000 principal amount of Notes, assuming the Notes will be redeemed in full on the Call Date at the then applicable redemption price (€1,051.88), of all remaining payments of principal thereof and premium and interest thereon due to be made up to and including the Call Date, discounted to the Early Settlement Date at a discount rate equal to the Tender Offer Bund Yield, minus (b) Accrued Interest, all calculated in accordance with the formula set forth in Annex A.

The Purchase Price for each €1,000 principal amount of Notes tendered will equal the Total Consideration minus the Consent Payment.

In addition, Accrued Interest will be paid up to but excluding the applicable Settlement Date on all Notes accepted for payment.

The Total Consideration, or the Purchase Price, as the case may be, per €1,000 principal amount of Notes purchased pursuant to the Offer plus Accrued Interest will be rounded to the nearest eurocent.

The calculation of the Tender Offer Bund Yield, the Total Consideration, the Purchase Price and Accrued Interest will be made by the Company with the assistance of the Dealer Manager and this calculation will be final and binding on Noteholders, absent manifest error. A hypothetical calculation of the Total Consideration demonstrating the pricing methodology is set forth in Annex B.

Extension of Offer

If, following the Price Determination Date, the Company extends the Offer, it reserves the right to retain the original Price Determination Date or set a new one, in which case the Total Consideration and the Purchase Price will be calculated based on the Tender Offer Bund Yield on the new Price Determination Date.

Announcement of Total Consideration

As soon as practicable after the Total Consideration is determined, but in any event on or before 9:00 a.m., London time, on the business day following the Price Determination Date, the Company will publicly announce (with a notice in the Luxemburger Wort as soon as practicable thereafter) the Total Consideration, Purchase Price and Accrued Interest based on the Early Settlement Date. Because the Total Consideration prior to the Price Determination Date is based on a fixed-spread pricing formula that is linked to the yield on the Bund Reference Bond, the actual amount of cash that a Noteholder will receive pursuant to the Offer will be affected by changes in such yield on or prior to the Price Determination Date. After the Price Determination Date, the actual amount of cash that a Noteholder will receive pursuant to the Offer will be determinable for an assumed Early Settlement Date and Noteholders will be able to calculate the Total Consideration and the Purchase Price in the manner described above.

Hypothetical Calculations

Assuming an Early Settlement Date of May 6, 2004 and assuming the Bund Reference Yield is 2.442%, the hypothetical Tender Offer Bund Yield, Total Consideration and Purchase Price per €1,000 principal amount of the Notes would be 2.942%, €1,196.97 and €1,166.97, respectively.

Noteholders may obtain hypothetical quotes of the Bund Reference Yield (calculated as of a then recent date) and the resulting hypothetical Tender Offer Bund Yield and Total Consideration prior to the Price Determination Date, and may obtain the actual Bund Reference Yield, Tender Offer Bund Yield and assumed or actual Total Consideration, as the case may be, after such time, by contacting Dominic Ashcroft at Goldman Sachs International on +44 (0) 20 7774 0923.

Consent Payment

The Consent Payment of €30 per €1,000 principal amount of Notes, which is included in the calculation of the Total Consideration, will be paid to Noteholders who validly tender Notes and deliver related Consents at or prior to the Consent Payment Deadline upon the terms and subject to the conditions hereof, including the Completion of the Acquisition, and if the Notes to which such Consents relate are accepted for payment by the Company. Accordingly, no Consent Payment will be made for Notes tendered and related Consents delivered after the Consent Payment Deadline or for Notes tendered and related Consents delivered at or prior to the Consent Payment Deadline and validly withdrawn and not validly retendered at or prior to the Consent Payment Deadline. Any Noteholder who becomes eligible to receive the Consent Payment may no longer validly withdraw Notes and related Consents unless the Offer is terminated by the Company.

Deadlines and Conditions

The Offer expires at 5:00 p.m., London time, on Wednesday, May 19, 2004, unless extended or terminated by the Company as described in “Expiration, Extension, Amendment and Termination” below.

The Consent Payment Deadline is 5:00 p.m., London time, on Tuesday, May 4, 2004, unless extended by the Company. Noteholders who desire to tender Notes and deliver related Consents and receive the Total Consideration (which includes the Consent Payment) must instruct the relevant Clearing System in accordance with its requirements and the procedures of this Offer Document, at or prior to the Consent Payment Deadline.

The Early Tender Deadline is 5:00 p.m., London time, on the day that is two business days prior to the Acquisition Completion Date (but not earlier than the Consent Payment Deadline), unless extended by the Company.

The offer to purchase the Notes is conditional upon:

(i) the receipt of the Requisite Tenders from Noteholders, and

(ii) the Completion of the Acquisition, which is conditional upon the satisfaction or waiver of the Acquisition Conditions (including, among others, the receipt of the Requisite Tenders), certain of which may be waived only with the consent of the other parties to the Share Purchase Agreement.

If the Offer is not extended or terminated and if the conditions referred to in clause (i) and (ii) above are satisfied, the tendered Notes will be accepted for payment by the Company and payments will be made on the applicable Settlement Date, as set forth under “Acceptance for Payment and Payment”.

The foregoing conditions are for the sole benefit of the Company and its affiliates and may be asserted by any of them regardless of the circumstances (including any action or inaction on their part) giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time. If any condition to the Offer is not satisfied or waived by the Company prior to acceptance of the Offer by the Company, the Company reserves the right (but will not be obligated), subject to applicable law, to (i) amend the terms of the Offer in any respect, (ii) waive any condition of the Offer (other than certain Acquisition Conditions that may be waived only with the consent of other parties to the Share Purchase Agreement) and purchase all Notes that are validly tendered (and not validly withdrawn), (iii) terminate the Offer and authorize the unblocking of the Notes in the relevant accounts maintained at the Clearing Systems and/or (iv) extend the Offer and retain the Notes that have been tendered during the period for which Offer is extended. Any determination by the Company concerning any of the foregoing events will be final and binding upon all Noteholders.

Certain Considerations

In deciding whether to participate in the Offer, each Noteholder should carefully consider, in addition to the other information contained in this Offer Document, the following:

Effect of the Proposed Amendments and Waivers

At the time the Proposed Amendments and Waivers become effective, Holders of Notes that are not purchased pursuant to the Offer will no longer be entitled to the benefits provided by substantially all of the restrictive covenants, rights arising from certain events of default and certain additional covenants and rights contained in the Notes and the Indenture because these restrictive covenants, events of default and additional covenants and rights will be eliminated from the Notes and Indenture by amendment in perpetuity. In addition, novation of the High Yield Proceeds Loan Agreement will occur and the repayment obligations under that agreement will be settled early, followed by the subsequent termination of the agreement. The High Yield Subordination Agreement will also be terminated early. The elimination of or waiver of such restrictive covenants, events of default and additional covenants and rights contained in the Notes and the Indenture and the termination of the High Yield Proceeds Loan Agreement and the High Yield Subordination Agreement would permit the Company and its subsidiaries to take actions that could increase the credit risks with respect to the Company and its subsidiaries or otherwise adversely affect the interests of holders of the Notes remaining outstanding after consummation of the Offer. As a result, the market price for the remaining Notes may be adversely affected. However, the Company will not be relieved from its obligations to make payments of principal and interest on the Notes not purchased pursuant to the Offer in accordance with the terms of the Indenture and the Notes as currently in effect.

No Right to Change of Control Put

At the time the Proposed Amendments and Waivers become effective, Holders of Notes will no longer have the right to require the Company to purchase their Notes upon a change of control. As a result, the consummation of the Acquisition will not give Noteholders the right to require the Company to purchase their Notes.

Limited Trading Market

To the extent that Notes are purchased by the Company pursuant to the Offer, the trading markets for the Notes that remain outstanding will become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for Notes not purchased may be affected adversely to the extent the amount of Notes purchased reduces the float of the Notes. The reduced float may also make the trading price of the Notes more volatile. The extent of the public market for the Notes following consummation of the Offer will depend upon the number of beneficial owners of Notes that remain at such time, the interest in maintaining markets in the Notes on the part of securities firms and other factors. Moreover, the Company will be disposing of a significant portion of its current operations in connection with the Acquisition by the Purchaser. The reduced scope of the Company’s operations following the Completion of the Acquisition could negatively affect the trading price of the Notes. There can be no assurance that any trading market will exist for the Notes following the Offer.

In addition, upon the Proposed Amendments and Waivers becoming effective, the Company intends to de-list the Notes from the Luxembourg Stock Exchange, subject to the rules of the Luxembourg Stock Exchange.

Other Purchases or Redemption of Notes

Subject to the restrictions contained in the senior facilities agreement of Messer Griesheim and certain of its affiliates (which agreement will be terminated upon Completion of the Acquisition), whether or not the Offer is consummated, the Company and its affiliates may acquire Notes otherwise than pursuant to the Offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise (and may redeem or defease the Notes in accordance with the Notes and the Indenture), upon such terms and at such prices as they may determine. The prices paid for Notes acquired otherwise than pursuant to the Offer may be more or less than the prices to be paid pursuant to the Offer and could include cash or other consideration.

No Filing of Reports

Pursuant to the Indenture and the requirements of the Exchange Act, the Company is obligated to file annual and other reports with the SEC. The Company is also required to provide Holders (as defined in the Indenture) with copies of certain of these reports. If the Offer is consummated and the Proposed Amendments and Waivers become effective, the Company intends to cease these filings and to cease providing Holders with such reports, unless otherwise required under the Exchange Act. If the Company ceases to file annual and other reports pursuant to Section 13 or 15(d) of the Exchange Act, public information related to the capitalization, cash flows, net income, results of operations of the Company and business generally may not be available to Holders of the Notes or other investors, which may affect the liquidity of, and trading prices for, the Notes.

Procedure for Tendering Notes and Delivering Related Consents

The tender of Notes pursuant to the Offer and in accordance with the procedures described below will be deemed to constitute the delivery of a Consent with respect to the Notes tendered. Noteholders may not deliver their Consents without tendering their Notes pursuant to the Offer and vice versa. A defective tender of Notes, unless such defect is waived by the Company, will not constitute a valid Consent to the Proposed Amendments and Waivers, will not be counted for purposes of determining whether the Requisite Tenders have been obtained and will not entitle the Noteholder thereof to the Total Consideration or the Purchase Price.

Notwithstanding any other provision hereof, payment for Notes accepted for payment will in all cases be made only after compliance by the Noteholder with the procedures set forth below.

All questions as to the form, validity, eligibility (including time of receipt), acceptance for payment of Notes and related Consents and tender and withdrawal of Notes and related Consents will be determined by the Company in its sole discretion, and its determination will be final and binding. The Company reserves the absolute right to reject any or all tenders of Notes and deliveries of related Consents that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of its legal counsel, be unlawful. The Company also reserves the right to waive any of the conditions to the Offer or any defect or irregularity or conditions of tender as to particular Notes or of delivery of Consents, whether or not the Company elects to waive similar conditions, defects or irregularities in the case of other Noteholders. Any defect or irregularity must be cured within such time as the Company determines, unless waived by the Company.

Beneficial owners of Notes who are not direct participants in Euroclear or Clearstream Luxembourg must contact their broker, dealer, bank, custodian, trust company or other nominee (a Custodian) to arrange for their direct participant in Euroclear or Clearstream Luxembourg, as the case may be, to submit instructions to such Clearing System in accordance with its requirements. The beneficial owners of Notes that are held in the name of a Custodian should contact such entity sufficiently in advance of the Consent Payment Deadline or Expiration Date if they wish to tender their Notes and deliver related Consents, receive the Total Consideration or the Purchase Price, as applicable, and ensure that the Notes in the relevant Clearing System are blocked in accordance with the requirements and deadlines of such Clearing System. Such beneficial owners should not submit such instructions directly to the Clearing Systems, the Company, the Trustee or the Dealer Manager.

The Trustee has informed the Company that all custodians and beneficial holders of the Notes hold the Notes through Clearing System accounts and that there are no physical Notes in non-global form. If you believe that you are holding a Note in physical form, please contact the Trustee.

Tender of Notes Held Through Euroclear and Clearstream Luxembourg and Delivery of Consents

The tender of Notes and delivery of related Consents by a Noteholder who holds Notes through Euroclear or Clearstream Luxembourg will be deemed to have occurred upon receipt by the relevant Clearing System of a valid electronic acceptance instruction in accordance with the requirements of such Clearing System. The receipt of such electronic acceptance instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System and will result in the blocking of Notes in the relevant Clearing System. Notwithstanding the Noteholder’s valid tender of Notes, the Company will not accept the Notes for payment unless the conditions to the Offer are satisfied or waived.

No Letter of Transmittal and Consent

There is no letter of transmittal or form of consent for this Offer. As noted, a tender of Notes constitutes the delivery of the related Consents to the Proposed Amendments and Waivers.

No Guaranteed Delivery

There are no guaranteed delivery procedures provided by the Company in connection with this Offer. Beneficial owners of Notes that are held in the name of a Custodian must contact such Custodian sufficiently in advance of the Consent Payment Deadline or the Expiration Date if they wish to tender Notes and deliver related Consents and be eligible to receive the Total Consideration or the Purchase Price, as applicable.

Representations, Warranties and Undertakings

By tendering their Notes and delivering related Consents through the submission of an electronic acceptance instruction in accordance with the requirements of the relevant Clearing System, on the Early Tender Deadline or the Expiration Date, as applicable, and on the applicable Settlement Date, each Noteholder will be deemed to represent, warrant and undertake the following:

  We acknowledge that we have received, reviewed and accept the terms of the Offer Document.

  We acknowledge that by blocking our Notes in the relevant Clearing System, we will be deemed to have consented to the disclosure by the relevant Clearing System to the Tender Agents of certain details concerning our identity.

  Upon the terms and subject to the conditions of the Offer, we hereby accept the Offer in respect of the principal amount of Notes in our account blocked in the relevant Clearing System. Subject to, and effective upon, purchase of the Notes blocked in the relevant Clearing System, we hereby renounce all right, title and interest in and to all such Notes purchased by or at the direction of the Company and hereby waive and release any rights or claims we may have against the Company with respect to any such Notes and the Offer.

  We hereby acknowledge that we consent to the Proposed Amendments and Waivers as described in the Offer Document and authorize the execution and delivery of the Supplemental Indenture as described in the Offer Document in respect of the principal amount of the Notes blocked in the relevant Clearing System. We acknowledge that the submission of an electronic acceptance instruction to this effect constitutes our written consent to the Proposed Amendments and Waivers.

  We acknowledge that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation we undertake and the Consents we give pursuant thereto will be binding upon our successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives and will not be affected by, and will survive, our death or incapacity.

  If the Notes are accepted by the Company for payment, we acknowledge that the value date for delivery and receipt will be the applicable Settlement Date.

  We hereby represent and warrant that we have full power and authority to tender, sell, assign and transfer the Notes tendered and Consents delivered hereby and that, if such Notes are accepted for purchase by the Company, such Notes will be transferred to or to the order of the Company with full title free from all liens, charges and encumbrances, not subject to any adverse claim and together with all rights attached thereto. We will, upon request, execute and deliver any additional documents and do such other things deemed by the Company to be necessary or desirable to complete the transfer and cancellation of the relevant Notes and delivery of the relevant Consents or to evidence such power and authority.

  We hereby represent, warrant and undertake that we hold and will hold, until the time of settlement on the applicable Settlement Date, the Notes blocked in the relevant Clearing System and that, in accordance with the requirements of the relevant Clearing System and by the deadline required by the relevant Clearing System, we have submitted or have caused to be submitted an electronic acceptance instruction to the relevant Clearing System, as the case may be:

(i) to authorize the blocking of the tendered Notes with effect on and from the date thereof so that, at any time pending the transfer of such Notes on the applicable Settlement Date and the cancellation thereof, no transfers of such Notes may be effected, and

(ii) to debit the Notes blocked in the relevant Clearing System for purchase from the appropriate account on the applicable Settlement Date.

If a Noteholder is unable to give the foregoing representations, warranties and undertakings, such Noteholder should contact one of the Tender Agents or the Dealer Manager.

Withdrawal of Tendered Notes and Related Consents

Notes tendered and related Consents delivered at or prior to the Consent Payment Deadline may be validly withdrawn at any time at or prior to the Consent Payment Deadline by following the procedures described herein. Any Noteholder who tenders Notes and delivers related Consents at or prior to the Consent Payment Deadline may not validly withdraw Notes or related Consents after the Consent Payment Deadline unless the Offer is terminated by the Company, or if withdrawal is otherwise required to be permitted by applicable law. A valid withdrawal of Notes at or prior to the Consent Payment Deadline will be deemed a valid withdrawal of the related Consents. Notes tendered and related Consents delivered after the Consent Payment Deadline may not be withdrawn unless the Offer is terminated by the Company, or if withdrawal is otherwise required to be permitted by applicable law.

In the event that any other change or modification is made to the Offer, the withdrawal deadline will be extended if required by law. In the event of a termination of the Offer, the Notes tendered pursuant to the Offer will be promptly returned to tendering Noteholders.

In the case of Notes held through Euroclear and Clearstream Luxembourg, for a withdrawal of Notes and related withdrawal of Consents to be effective, the Noteholder must submit an electronic withdrawal instruction in accordance with the requirements of the relevant Clearing System and the deadlines required by the relevant Clearing System in order to unblock the tendered Notes. Tendered Notes may not be unblocked by a Noteholder's instruction unless such Noteholder is entitled to withdrawal rights pursuant to the terms of the Offer.

Withdrawal of tenders of Notes and related Consents may not be rescinded, and any Notes and related Consents properly withdrawn will thereafter be deemed not validly tendered or delivered for the purposes of the Offer. Properly withdrawn Notes and related Consents may, however, be re-tendered and re-delivered by again following the procedures described in “Procedure for Tendering Notes and Delivering Related Consents” above at any time on or prior to the Expiration Date (or, in the case of Noteholders wishing to receive the Total Consideration, at or prior to the Consent Payment Deadline).

If the Company is delayed in its acceptance of, purchase of, or payment for, any Notes or is unable to accept for purchase or pay for Notes for any reason, then, without prejudice to the Company's rights hereunder, tendered Notes may remain blocked in the relevant Clearing System on behalf of the Company and may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of Noteholders promptly after the termination or withdrawal of a tender offer).

Acceptance for Payment and Payment

All Notes validly tendered and not withdrawn in accordance with the procedures set forth herein, upon the terms and subject to the condition hereof, including the Completion of the Acquisition, will be accepted for payment by the Company and payments, in immediately available funds delivered to the Tender Agents, will be made therefore on the applicable Settlement Date through the Clearing Systems. The applicable Settlement Date (i) in respect of Notes tendered and not withdrawn at or prior to the Early Tender Deadline is expected to be no later than two business days after the Acquisition Completion Date or (ii) in respect of Notes tendered after the Early Tender Deadline and prior to the Expiration Date, is expected to be two business days following the Expiration Date. The Company currently expects the Acquisition Completion Date to be Thursday, May 6, 2004, unless extended. The Company currently expects the Expiration Date to be at 5:00 p.m., London time, on Wednesday, May 19, 2004, but this date may be postponed if the Offer is extended. If the Offer is not consummated, no payments will be made with respect to the Offer.

The Company expressly reserves the right to delay acceptance for payment of Notes tendered under the Offer or the payment for Notes accepted for payment (subject to Rule 14e-1(c) under the Exchange Act), or to terminate the Offer and not accept for payment any Notes, if any of the conditions set forth under “The Offer—Deadlines and Conditions” above shall not have been satisfied or waived by the Company in its sole discretion or in order to comply in whole or in part with any applicable law. In all cases, payment for Notes accepted for payment pursuant to the Offer will be made only after satisfaction of the procedures of the relevant Clearing System and after satisfaction of the relevant requirements set forth in “Procedure for Tendering Notes and Delivering Related Consents” above.

Provided that the Company makes or has made on its behalf full payment to the Tender Agents on or before the applicable Settlement Date for the purchase of Notes accepted for payment, under no circumstances will any additional interest be payable because of any delay in the transmission of funds from the Tender Agents or the Clearing Systems to Holders or beneficial owners of the tendered Notes.

Tendering Noteholders will not be obligated to pay brokerage commissions, fees or transfer taxes with respect to the purchase of their Notes. The Company or an affiliate will pay all such charges and expenses in connection with the Offer.

Expiration, Extension, Amendment and Termination

The Consent Payment Deadline is 5:00 p.m., London time, on Tuesday, May 4, 2004, unless extended by the Company. The Early Tender Deadline is 5:00 p.m., London time, on the day that is two business days prior to the Acquisition Completion Date (but not earlier than the Consent Payment Deadline), unless extended by the Company. The Offer expires at 5:00 p.m., London time, on Wednesday, May 19, 2004, unless extended or terminated by the Company.

The Company expressly reserves the right at any time or from time to time regardless of whether or not any of the Conditions shall have been satisfied, subject to applicable law, to (i) amend the terms of the Offer in any respect, (ii) waive any condition of the Offer (other than certain Acquisition Conditions that may be waived only with the consent of other parties to the Share Purchase Agreement) and purchase all Notes that are validly tendered (and not validly withdrawn), (iii) terminate the Offer and/or (iv) extend the Offer and retain the Notes that have been tendered during the period for which Offer is extended. Any determination by the Company concerning any of the foregoing events will be final and binding upon all Noteholders.

If the Company amends the terms of the Offer in a manner that is materially adverse to the Noteholders, the Company will disseminate additional materials relating to the Offer and extend the Offer or, if applicable, the Consent Payment Deadline, for a reasonable period to allow Noteholders to withdraw their Notes and related Consents during such extended period, in all cases subject to Rule 14e-1 under the Exchange Act.

The Company may extend the Consent Payment Deadline, the Early Tender Deadline or the Expiration Date in each case for such period or periods as it may determine. There can be no assurance that the Company will exercise its right to extend the Consent Payment Deadline, the Early Tender Deadline or Expiration Date.

Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof (with a notice in the Luxemburger Wort as soon as practicable thereafter), with the announcement in the case of an extension to be issued no later than 9:00 a.m., London time, on the first business day after the previously scheduled Consent Payment Deadline, the Early Tender Deadline or Expiration Date, as the case may be.

In the event the Company withdraws, terminates or otherwise does not complete the Offer, it will as soon as practicable give notice thereof to the Tender Agents, and all tendered Notes will be unblocked or released and credited to the account(s) maintained at the relevant Clearing System. In that event, neither the Total Consideration nor the Purchase Price will be paid or become payable and the Proposed Amendments and Waivers will not become effective. In addition, if the Company withdraws, terminates or otherwise does not complete the Offer, the Company will not pay Accrued Interest on the Notes other than at its regularly scheduled dates of payment pursuant to the terms of the Indenture and the Notes.

Additional Terms of the Offer

  All communications, payments, notices or certificates to be delivered to or by a Noteholder will be delivered by or sent to or by the Noteholder at the Noteholder's own risk. None of the Company, the Dealer Manager, the Trustee, the Clearing Systems or the Tender Agents shall accept any responsibility for failure of delivery of any notice, communication or electronic acceptance instruction.

  Tenders of Notes and deliveries of Consents pursuant to any of the procedures described above, and acceptance thereof by the Company for purchase, will constitute a binding agreement between the Company and the tendering and consenting Noteholder of such Notes, upon the terms and subject to the conditions of the Offer, and be deemed to be written consent for purposes of consenting to the Proposed Amendments and Waivers.

  The Company's interpretation of the terms and conditions of the Offer will be final and binding.

  Unless waived by the Company, any irregularities in connection with tenders and Consents must be cured within such time as the Company may determine. None of the Company, the Dealer Manager, the Trustee, the Clearing Systems, the Tender Agents or any other person shall be under any duty to give notification of any defects or irregularities in such tenders and Consents, nor will any of such entities incur any liability for failure to give such notifications. Tenders of such Notes and delivery of related Consents may be deemed not to have been made until such irregularities have been cured or waived.

  Any rights or claims which a Noteholder may have against the Company in respect of any tendered Notes or the Offer shall be extinguished or otherwise released upon the payment to such Noteholder of the Total Consideration or Purchase Price, as the case may be, and any Accrued Interest, if applicable, for such Notes.

  For purposes of the Offer, the term business day means any day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required to close in Frankfurt am Main, Germany or New York, NY.

  Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or notice to the Tender Agents (who will convey such notice to the Clearing Systems) and the Dealer Manager (and promptly thereafter in the Luxemburger Wort).

  Each holder tendering Notes and delivering related Consents (or other payee) that is a US Holder (as defined herein) should submit an IRS Substitute Form W-9 (provided below as Annex C) that provides the Noteholder's correct taxpayer identification number (TIN) and certain other information and certifies that the tendering Noteholder (or other payee) is not subject to backup withholding tax. Failure to provide the information on the Substitute Form W-9 may subject the tendering Noteholder (or other payee, as the case may be) to backup withholding tax. If the tendering Noteholder (or other payee, as the case may be) has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, then the Noteholder may check the box in Part 3 of the Substitute Form W-9 and complete the “Certificate of Awaiting Taxpayer Identification Number” on Annex C. If the box in Part 3 is checked and a TIN is not submitted by the Noteholder by the time of payment, payments may be subject to backup withholding until a TIN is provided. Certain Noteholders (including corporations) are not subject to backup withholding tax. Exempt Noteholders should indicate their exempt status by checking the box in Part 4 on Substitute Form W-9. A Noteholder that is a foreign person also may be exempt, and to evidence such exemption the Noteholder should submit a properly completed IRS Form W-8BEN or other applicable form (which will be provided by the Tender Agents upon request) that attests to its foreign status and its beneficial ownership of the payments to be received and is signed under penalty of perjury. Backup withholding tax is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding tax will be reduced by the amount of tax withheld and a refund may be obtained from the Internal Revenue Service if the imposition of backup withholding tax results in an overpayment of taxes, provided that the required information is provided to the Internal Revenue Service.

  The Notes are debt obligations of the Company and are governed by the Indenture. There are no appraisal or other similar statutory rights available to Noteholders in connection with the Offer.

  The contract constituted by the Company’s acceptance for payment in accordance with the terms of this Offer Document of all Notes validly tendered (or defectively tendered, if such defect has been waived by the Company) shall be governed by, and construed in accordance with, New York law.

  The Offer will commence on Wednesday, April 21, 2004.

Proposed Amendments and Waivers

The following is a brief description of the Proposed Amendments and Waivers. Capitalized terms used in this description and not otherwise defined herein have the meanings assigned to them in the Notes or Indenture, as the case may be. The description is qualified by reference to the full provisions of the Notes, the Indenture and the latest draft of the Supplemental Indenture, copies of which can be obtained without charge from the Tender Agents or from Messer Griesheim Holding GmbH, Fütingsweg 34, 47805 Krefeld, Germany, Attention: Winfrid Schmidt, Corporate Treasurer; facsimile number +49 (0) 21 51 379 8904.

Upon the receipt of valid electronic acceptance instructions (which have not been withdrawn and for which withdrawal rights have terminated) in respect of Notes and related Consents of Noteholders representing a majority of the outstanding aggregate principal amount of the Notes, a Supplemental Indenture will be executed by the Company and the Trustee that amends the Notes and the Indenture and eliminates from the Notes and the Indenture the provisions set out under “Proposed Amendments” below (the “Amendments”). Such Amendments will be effective from the date on which the Supplemental Indenture is executed, provided that such Amendments shall cease to be effective if the tendered Notes are not subsequently accepted for payment or payment is not made by deposit of immediately available funds with the Tender Agents on the applicable Settlement Date. Assuming that the Requisite Tenders from Noteholders are received, the Supplemental Indenture is expected to be executed promptly following the Consent Payment Deadline.

Upon the receipt of valid electronic acceptance instructions (which have not been withdrawn and for which withdrawal rights have terminated) in respect of Notes and related Consents of Noteholders representing a majority of the outstanding aggregate principal amount of the Notes, holders of such Notes will be deemed to have waived in perpetuity compliance with the provisions set out under “Proposed Waivers” below (“The Waivers”). The Waivers will be effective upon receipt of valid electronic acceptance instructions in respect of at least a majority of the outstanding aggregate principal amount of Notes for which withdrawal rights have terminated, provided that such waivers shall cease to be effective if the tendered notes are not subsequently accepted for payment or payment is not made by deposit of immediately available funds with the Tender Agents on the applicable Settlement Date.

Tender of Notes by the submission of the related electronic acceptance instructions constitutes delivery of written consent to the Amendments and Waivers. Noteholders may not deliver Consents without tendering their Notes pursuant to the Offer and vice versa.

If the Offer is consummated and the Amendments and Waivers become effective, the Amendments and Waivers will be binding on all non-tendering Holders of Notes. The elimination of compliance with substantially all of the restrictive covenants and certain additional covenants and rights contained in the Notes and the Indenture pursuant to the Amendments and Waivers would permit the Company and its subsidiaries to take actions that could increase the credit risks with respect to the Company and its subsidiaries or otherwise adversely affect the interests of holders of the Notes remaining outstanding after consummating the Offer. As a result, the market price of the remaining Notes may be adversely affected. In addition, Holders of Notes will not have any rights with respect to any events of default that may exist under the indenture or the Notes immediately prior to the effectiveness of the Waivers. Holders of Notes should consider the effect of the Amendments and Waivers on their position if they do not tender their Notes pursuant to the Offer. However, the Company will not be relieved from its obligation to make payments of principal and interest on the Notes not purchased pursuant to the Offer. See “Certain Considerations” above.

The Consents with respect to the Notes constitute a single proposal. Accordingly, Noteholders must consent to the Proposed Amendments and Waivers as an entirety, and any Consents purporting to consent to only some of the Proposed Amendments and Waivers will not be valid.

Proposed Amendments

The following restrictive covenants, events of default and other covenants and rights will be removed from the Notes and the Indenture by the adoption of the Amendments:

  Sections 501(3), (4) and (5) (Event of Default for Failure to Comply With Any Covenant),

  Section 501(6) (Event of Default for Failure to Pay Indebtedness),

  Section 501(7) (Event of Default for Judgments Rendered Against the Company and Its Restricted Subsidiaries),

  Section 501(8) (Event of Default for Failure by the Company to Comply with Its Obligations in the Assignment Agreement),

  Sections 501(9) (Event of Default Upon Entry of a Decree of Insolvency),

  Section 501(10) (Event of Default Upon Commencement of Insolvency Proceedings);

  Section 501 (11) (Event of Default Upon Enforcement of Security Interest in Share Capital of Messer Griesheim Given in Respect of the Senior Facilities),

  Section 801 (Company May Consolidate, etc. only on Certain Terms),

  Section 802 (Successor Substituted),

  Section 1005 (Maintenance of Properties),

  Section 1006 (Payment of Taxes and Other Claims),

  Section 1007 (Maintenance of Insurance),

  Section 1008 (Limitation on Incurrence of Indebtedness and Issuance of Disqualified Share Capital and Preference Shares),

  Section 1009 (Limitation on Restricted Payments and Investments),

  Section 1010 (Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries of the Company),

  Section 1011 (Limitation on Liens),

  Section 1012 (Permitted Business),

  Section 1013 (Limitations on Transactions with Affiliates),

  Section 1014 (Limitation on Certain Asset Sales; Repurchase at the Option of Holders with Excess Proceeds),

  Section 1015 (Change of Control),

  Section 1016 (Limitation on Issuances and Sales of Equity Interests in Messer Griesheim and MGI),

  Section 1017 (Limitation on Issuance of Guarantees of Indebtedness),

  Section 1019 (Reports),

  Section 1022 (Designation of Restricted and Unrestricted Subsidiaries),

  Section 1023 (Limitations on Sale, Prepayment or Modification of the High Yield Proceeds Loan and High Yield Subordination Agreement),

  Section 1203 (Covenant Defeasance);

  certain other changes to ensure the Indenture is consistent with the Amendments listed above, including the deletion of redundant definitions in Section 101 and of cross-references to provisions that have been deleted as a result of the Amendments listed above, as well as conforming changes to the Form of Reverse of Notes contained in Section 204, references to Restricted Subsidiaries and Significant Subsidiaries in the Indenture will be deleted and the remaining references will cease to be of any consequence or effect; and

  certain changes to the Notes to ensure they are consistent with the Amendments listed above, including the deletion of the references to repurchase obligations under a change of control or with certain excess proceeds from asset sales.

In addition, consent to the adoption of the Amendments will constitute authorization of the Trustee to grant its consent to novation of, the early settlement of the repayment obligations under and the subsequent termination of the High Yield Proceeds Loan Agreement and to the early termination of the High Yield Subordination Agreements. These agreements will be terminated as of the Completion of the Acquisition. The High Yield Proceeds Loan Agreement and the High Yield Subordination Agreement govern the terms of the inter-company loan made by the Company to Messer Griesheim with the proceeds of the original issue of the Notes by the Company.

Proposed Waivers

Compliance with the following restrictive covenants and other covenants and rights contained in the Notes and the Indenture and any rights arising from events of default relating to any of the following provisions are waived in perpetuity by the enactment of the Waivers:

  Sections 501(3), (4) and (5) (Event of Default for Failure to Comply With Any Covenant),

  Section 501(6) (Event of Default for Failure to Pay Indebtedness),

  Section 501(7) (Event of Default for Judgments Rendered Against the Company and Its Restricted Subsidiaries),

  Section 501(8) (Event of Default for Failure by the Company to Comply with Its Obligations in the Assignment Agreement),

  Sections 501(9) (Event of Default Upon Entry of a Decree of Insolvency),

  Section 501(10) (Event of Default Upon Commencement of Insolvency Proceedings);

  Section 501 (11) (Event of Default Upon Enforcement of Security Interest in Share Capital of Messer Griesheim Given in Respect of the Senior Facilities),

  Section 801 (Company May Consolidate, etc. only on Certain Terms),

  Section 802 (Successor Substituted),

  Section 1005 (Maintenance of Properties),

  Section 1006 (Payment of Taxes and Other Claims),

  Section 1007 (Maintenance of Insurance),

  Section 1008 (Limitation on Incurrence of Indebtedness and Issuance of Disqualified Share Capital and Preference Shares),

  Section 1009 (Limitation on Restricted Payments and Investments),

  Section 1010 (Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries of the Company),

  Section 1011 (Limitation on Liens),

  Section 1012 (Permitted Business),

  Section 1013 (Limitations on Transactions with Affiliates),

  Section 1014 (Limitation on Certain Asset Sales; Repurchase at the Option of Holders with Excess Proceeds),

  Section 1015 (Change of Control),

  Section 1016 (Limitation on Issuances and Sales of Equity Interests in Messer Griesheim and MGI),

  Section 1017 (Limitation on Issuance of Guarantees of Indebtedness),

  Section 1019 (Reports),

  Section 1022 (Designation of Restricted and Unrestricted Subsidiaries),

  Section 1023 (Limitations on Sale, Prepayment or Modification of the High Yield Proceeds Loan and High Yield Subordination Agreement),

  Section 1203 (Covenant Defeasance) ; and

  Certain other waivers to ensure the Indenture and Form of Reverse of Notes contained in Section 204 are consistent with the waivers made above.

Certain German Income Tax Considerations

The following summary of the German tax consequences of an early redemption or sale of the Notes is based on German laws in force as of the date of this Offer Document. These tax implications could change as a result of future amendments to the law, which could have retroactive effect.

This discussion is not intended as tax advice and does not describe all tax implications that may arise from an early redemption or sale of the Notes. Investors are strongly encouraged to consult their own tax advisors regarding their tax position.

German Resident Investors

Any gains from the sale or redemption of the Notes (including the Consent Payment, the yield to maturity and the Fixed Spread) are treated as interest payments subject to personal or corporate income tax (plus a solidarity surcharge at the rate of 5.5% thereon). In case of Notes held as business assets, gains are also subject to German local trade tax. If the Notes are held in a custodial account with a German credit institution or financial services institution (including a German permanent establishment of a foreign institution) as disbursing agent (inländische auszahlende Stelle), and such Notes have been held in the custodial account with such institution since their acquisition, withholding tax on interest on the Notes is imposed at a rate of 30% (plus a solidarity surcharge at the rate of 5.5% thereon) on the excess of the proceeds arising from the sale or redemption (including the potential Consent Payment, the yield to maturity and the Fixed Spread) over the purchase price paid for the Notes. If the custodial account has changed since the Notes were acquired, withholding tax on interest will be due on an amount equal to 30% of the proceeds arising from the sale or redemption of the Notes (including the Consent Payment, the yield to maturity and the Fixed Spread). Withholding tax on interest will be credited against the investor’s final personal or corporate income tax liability. Any potential excess of the withholding tax on interest over the investor’s final personal or corporate income tax liability will be refunded.

Non-German Resident Investors

Investors who are not resident in Germany will not be taxable in Germany, and no withholding tax on interest will be imposed (even if the Notes are held in a custodial account with a German credit institution or financial services institution (including a German permanent establishment of a foreign institution)), provided that the Notes are not held as business assets in a German permanent establishment of the investor.

Certain US Federal Income Tax Considerations

The following is a summary based on present law of certain US federal income tax consequences that may be relevant to the Offer. The discussion addresses only US Holders who hold the Notes as capital assets and use the US dollar as their functional currency. This discussion is not a complete description of all US tax considerations relating to the Notes. It does not address Holders of Notes that hold the Notes in connection with a permanent establishment in Germany. It also does not address Holders of Notes subject to special rules, such as banks, dealers, traders that elect to mark-to-market, insurance companies, investors liable for the alternative minimum tax, tax-exempt entities or persons holding the Notes as part of a hedge, straddle, conversion, “synthetic security” or other integrated financial transaction.

EACH NOTEHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE US FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFER.

For purposes of this discussion, a US Holder is a beneficial owner of the Notes that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other business entity created or organized under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust subject to the control of a US person and the primary supervision of a US court. A Non-US Holder is a beneficial owner that is not a US Holder.

If a partnership holds Notes, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding Notes should consult its own tax advisors.

Sale of the Notes

A US Holder's sale of Notes pursuant to the Offer will be a taxable transaction. Except as described below with respect to foreign currency gain or loss, unpaid accrued interest and the Consent Payment, a US Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received (including the Consent Payment, but less any unpaid accrued interest) and the holder's adjusted tax basis in the Notes (both amounts determined in US dollars). Gain or loss generally will be treated as from sources within the United States for foreign tax credit purposes. An individual may enjoy a reduced tax rate if he has held the Notes for more than one year. Deductions for capital losses are subject to limitations.

Gain or loss on the sale of the Note that is foreign currency gain or loss generally will be ordinary gain or loss from sources within the United States. Foreign currency exchange gain or loss attributable to the principal will be the difference between the US dollar values of the principal amount of the Note on the date acquired and the date the tender is accepted by the Company (or on the applicable Settlement Date, if the Notes are traded on an established securities exchange and the holder is either a cash basis US Holder or an electing accrual basis US Holder). The foreign currency exchange gain or loss cannot exceed overall gain or loss on the Note.

The US dollar amount realized on sale of the Notes will be the value of the euro received on the date the tender is accepted by the Company (or on the applicable Settlement Date, if the notes are traded on an established securities exchange and the holder is either a cash basis US holder or an electing accrual basis US holder). If a US Holder converts the euro into US dollars on the date of receipt (determined as set forth above), a US Holder generally should not recognize foreign currency gain or loss in respect of the amount received. If the euro are not converted into US dollars on the date of receipt, a US Holder will have a tax basis in the euro equal to the US dollar amount realized on sale of the Notes. Any gain or loss realized by a US Holder on a subsequent conversion of the euro into US dollars generally will be treated as United States source ordinary income or loss.

To the extent that amounts received on the sale of Notes are attributable to accrued interest, a US Holder generally will recognize ordinary income from sources outside the United States. Upon receipt of the interest payment in euro, an accrual basis US Holder generally will recognize foreign currency exchange gain or loss equal to any difference between the US dollar amount of the interest previously accrued and the US dollar value of the euro payment received translated at the spot exchange rate on the date of receipt. Foreign currency exchange gain or loss generally will be US source ordinary income or loss.

To the extent that gain on the sale of Notes is attributable to market discount, a US Holder will recognize ordinary income in respect of the portion of such amounts not previously included in income.

The consideration payable to a US Holder that tenders Notes and delivers a Consent prior to a specified date will include an amount denominated as a Consent Payment. There is no circumstance in which a holder will receive a Consent Payment separately, and no circumstance in which a holder would have an incentive to tender Notes and not deliver a Consent. Accordingly, the Consent Payment should be treated as part of the proceeds of sale of the Notes and not as a separate fee. If the US Internal Revenue Service were to successfully characterize the Consent Payment as a separate fee, the payment would constitute ordinary income and would not be taken into account in determining the holder's gain or loss on the sale.

Effect of Proposed Amendments

A US Holder that does not sell Notes pursuant to the Offer should not recognize gain or loss upon the adoption of the Proposed Amendments and Waivers. In some circumstances, a change in the terms of a debt instrument can give rise to a deemed exchange in which gain or loss is recognized if the modification is a significant modification. A modification is significant if the legal rights and obligations that are altered and the degree to which they are altered are economically significant. The US Treasury Regulations provide, in part, that modifications that alter customary financial covenants are not significant modifications. The Company intends to treat the Proposed Amendments and Waivers as having no effect for US federal income tax purposes because such Proposed Amendments and Waivers either (i) merely alter customary financial covenants or (ii) do not constitute a significant modification under the facts and circumstances.

Information Reporting and Back-Up Withholding

Payments of proceeds pursuant to the Offer (including accrued interest) may be reported to the US Internal Revenue Service and subjected to back-up withholding of US tax unless the holder (i) is a corporation, (ii) provides an accurate taxpayer identification number (in the case of a US Holder) or a properly executed US Internal Revenue Service Form W-8BEN (in the case of non-US Holders) or (iii) otherwise establishes a basis for exemption. A holder can claim a credit against its US federal income tax liability for the amount of any tax withheld and a refund of any excess amount.

Certain UK Income Tax Considerations

Noteholders who accept the Offer will dispose of their Notes. The following section is a summary of the main tax consequences for Noteholders of this disposal under the current law and practice of the United Kingdom, which are subject to change. Save where otherwise stated it applies only to Noteholders who are absolute beneficial owners of Notes and who are resident or ordinarily resident in the UK or who carry on a trade, profession or vocation in the UK through a branch or' agency to which Notes are attributable. It does not apply to Noteholders who are subject to particular tax rules, such as persons connected with the Company or to dealers in securities. Noteholders (in particular those who may be subject to tax in a jurisdiction other than the UK or who may be unsure as to their tax position) should in any event consult their own professional advisers with regard to their tax position. Noteholders who choose not to tender their Notes should consult their own professional advisers with regard to any effect that the Proposed Amendments and Waivers may have on their tax position if they are adopted.

United Kingdom Corporate Taxpayers

Noteholders who are within the charge to UK corporation tax will recognize returns, profits, gain or loss arising from, and fluctuation in value in connection with, the disposal of their Notes for UK corporation tax purposes broadly in accordance with their statutory authorized accounting treatment.

Other United Kingdom Taxpayers

The UK tax treatment of Noteholders who are not within the charge to UK corporation tax will depend upon whether the Notes are issued at a discount to the redemption amount which exceeds or may exceed 0.5% of the redemption amount for each year of the Notes’ anticipated life between their date of issue and any occasion when the Notes may be redeemed (“relevant discounted securities”). While it is not considered that the redemption which may occur on a change of control should be taken into account for the purpose of determining whether the Notes are relevant discounted securities, the position is not considered free from doubt. The UK tax treatment of non-corporate holders of the Notes is therefore set out in the alternative:

If the Notes Are Relevant Discounted Securities for the Purposes of Schedule 13 of the Finance Act 1996

Any gain (including a gain representing accrued income) made on the disposal of the Notes will be charged to tax as income under that Schedule. As it is considered that the Consent Payment should be treated as part of the disposal proceeds received for the Notes, such gain will accordingly be increased.

The Notes will constitute “qualifying corporate bonds” within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992, and therefore a disposal by a Noteholder who is not within the charge to UK corporation tax pursuant to the Offer will not give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax.

If the Notes Are Not Relevant Discounted Securities for the Purposes of Schedule 13 of the Finance Act 1996

A disposal of Notes pursuant to the Offer by a Noteholder who is not within the charge to UK corporation tax may give rise to a chargeable gain or allowable loss for the purposes of the UK taxation on chargeable gains. For the purposes of calculating such chargeable gain or allowable loss, it is considered that the Consent Payment should be treated as part of the consideration for the disposal.

If the Notes are not relevant discounted securities, the provisions of the accrued income scheme (the Scheme) may apply to Noteholders who are not subject to UK corporation tax in relation to the disposal of Notes pursuant to the Offer. On disposal of the Notes, an amount equal to the Accrued Interest may be chargeable to tax as income under the rules of the Scheme as set out in Chapter II of Part XVII of the Income and Corporation Taxes Act 1988.

Overseas Taxpayers

Noteholders who are not resident or ordinarily resident in the UK and do not carry on a trade, profession or vocation in the UK through a branch or agency or, for Noteholders who are within the charge to UK corporation tax, through a permanent establishment, for the purposes of UK taxation should not be chargeable to UK tax in respect of any disposal of their Notes under the Offer. Such Noteholders should seek tax advice in respect of any non-UK tax which might arise as a result of the Offer.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty or stamp duty reserve tax will be payable by Noteholders on the disposal of their Notes pursuant to the Offer.

Dealer Manager and Tender Agents

Goldman Sachs International has been retained to act as Dealer Manager for the Offer and The Bank of New York and The Bank of New York (Luxembourg) S.A. to act as Tender Agents. The Dealer Manager and its affiliates may contact Noteholders regarding the Offer and may request brokerage houses, custodians, nominees, fiduciaries and others to forward this Offer Document and related materials to Noteholders. Messer Griesheim Group has agreed to pay the Tender Agents customary fees for their services in connection with the Offer and to reimburse the Tender Agents for their out-of-pocket expenses (including the fees and disbursements of legal counsel). Messer Griesheim Group has also agreed to reimburse the Dealer Manager for its out-of-pocket expenses (including the fees and disbursements of legal counsel) and to indemnify the Dealer Manager against certain liabilities, including liabilities under US federal securities laws. The Dealer Manager and its affiliates have provided and continue to provide certain investment banking services to the Company and its affiliates for which the Dealer Manager and its affiliates have received and will receive compensation that is customary for services of such nature.

Goldman Sachs International acted as lead manager in connection with the Company’s offer of the Notes. Goldman Sachs International and its affiliates were lead arrangers of, and were lenders under, Messer Griesheim and certain of its affiliates’ senior multi-currency term and revolving credit facilities, act as a swap counterparty to the Company and certain of its affiliates in relation to hedging transactions and provide financial advisory services to certain affiliates of the Company, including acting as financial advisor to Messer Griesheim Group in relation to the Acquisition and acting as financial advisor to the Messer family in relation to the contemplated reorganization of the ownership structure of Messer Griesheim Group. Six private equity funds managed by affiliates of Goldman Sachs International own, in the aggregate, 33.09% of the Company’s ordinary shares. Three members of the Company’s supervisory board are representatives of affiliates of Goldman Sachs International.

All correspondence sent to the Tender Agents should be directed to one of the addresses or facsimile numbers specified on the back cover of this Offer Document. Requests for additional copies of documentation may be directed to the Tender Agents at the addresses, facsimile numbers and telephone numbers specified on the back cover of this Offer Document.

The Company or its affiliates will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding this Offer Document and other related materials to Noteholders.

The Bank of New York (Luxembourg) S.A., as Luxembourg Tender Agent, will be able to provide copies of the Offer Document and all other documents related to the Offer. In addition, Noteholders who wish to tender their Notes in physical form pursuant to the terms of the Offer may do so through the Luxembourg Tender Agent. The Trustee has informed the Company that all custodians and beneficial holders of the Notes hold the Notes through Clearing System accounts and that there are no physical Notes in non-global form.

None of the Dealer Manager, the Tender Agents, the Trustee, the Clearing Systems nor any of their respective directors, employees or affiliates assume any responsibility for the accuracy or completeness of the information concerning the Offer or the Company or any of its affiliates contained in this Offer Document or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

ANNEX A

Formula to Determine Total Consideration of Notes

Definitions

TOTAL CONSIDERATION	=	The Total Consideration per €1,000 principal amount of the Notes being priced (excluding Accrued Interest).
N	=	The number of remaining cash payment dates for the Notes being priced from but excluding the applicable Settlement Date to and including the Call Date for such Notes.
CFi	=

The aggregate amount of cash per €1,000 principal amount scheduled to be paid on the Notes being priced on the “ith" out of the N remaining cash payment dates for the Notes, assuming for this purpose that the Notes are redeemed on the Call Date (being June 1, 2006). Scheduled payments of cash include interest and, on the Call Date, principal and premium.

YLD	=	The Tender Offer Yield for the Notes being priced (expressed as a decimal number).
Di	=

The number of days from and including the applicable Settlement Date to but excluding the "ith" out of the N remaining cash payment dates for the Notes being priced. The number of days is computed using the 30/360 day count method in accordance with market convention.

Accrued Interest	=	Accrued and unpaid interest per €1,000 principal amount of the Notes being priced from and including the last interest payment date up to but excluding the applicable Settlement Date.
/	=

Divide. The term immediately to the left of the division symbol is divided by the term immediately to the right of the division symbol before any other addition or subtraction operations are performed.

exp	=	Exponentiate. The term to the left of the exponentiation symbol is raised to the power indicated by the term to the right of the exponentiation symbol.
N å i = 1	=

Summate. The term to the right of the summation symbol is separately calculated "N" times (substituting for the "i" in that term each whole number between 1 and N, inclusive), and the separate calculations are then added together.

TOTAL CONSIDERATION	=	N
å
[i] = 1

The Total Consideration plus Accrued Interest is rounded to the nearest eurocent.

ANNEX B

Hypothetical Pricing Example

This annex provides a hypothetical illustration of the Total Consideration (i.e., Purchase Price plus the Consent Payment) of the Notes, and Total Consideration plus Accrued Interest of the Notes, based on hypothetical data, and should, therefore, be used solely for the purpose of obtaining an understanding of the calculation of the Total Consideration, Purchase Price and Accrued Interest, if any, as quoted at hypothetical rates and times, and should not be used or relied upon for any other purpose.

Call Date	=	June 1, 2006
Bund Reference Bond	=	6.25% German Bundesanleihe due April 26, 2006
Fixed Spread	=	50 basis points
Assumed Price Determination Date	=	May 4, 2004
Assumed Settlement Date	=	May 6, 2004
Assumed Yield to Maturity of Reference Security as of Assumed Price Determination Date	=	2.442%
N	=	5
Cfi
(June 1, 2004) CF1	=	€51.88
(December 1, 2004) CF2	=	€51.88
(June 1, 2005) CF3	=	€51.88
(December 1, 2005) CF4	=	€51.88
(June 1, 2006) CF5	=	€1,103.76
YLD	=	2.942%
Di
(June 1, 2004) D1	=	25
(December 1, 2004) D2	=	205
(June 1, 2005) D3	=	385
(December 1, 2005) D4	=	565
(June 1, 2006) D5	=	745
Purchase Price	=	€1,166.97
Consent Payment	=	€30.00
Total Consideration	=	€1,196.97
Accrued Interest	=	€44.67
Total Consideration plus Accrued Interest	=	€1,241.64
Purchase Price plus Accrued Interest	=	€1,211.64

ANNEX C

IRS Substitute Form W-9

Payer’s names – Messer Griesheim Holding GmbH
___________________________ Substitute Form W-9 Please fill in your name and address below	Part 1 – Please provide your tin in the box at right and certify by signing and dating below Part 2 – Certification – Under penalties of perjury. I certify that:	_____________________________ Social Security Number or _____________________________ Employer Identification Number

___________________________
Name

___________________________
Business Name (if different from above)

___________________________
Address (number and street)

___________________________
City, State and Zip Code

Department of the Treasury Internal Revenue Service

Payer’s Request for Taxpayer Identification Number (TIN) and Certification

(1) The number on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me),

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3) I am a US person (including a US resident alien).

Part 3 – Awaiting TIN □ Part 4 – Exempt □

Certification instructions — You must cross out item (2) of Part 2 above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to back up withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2) of Part 2.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature ______________________________  Date ____________________

note: failure to complete and return this form may result in backup withholding on any payments made to you with respect to notes surrendered in connection with the offer.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalty of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days of the date that this form is provided, backup withholding will apply to all reportable payments made to me thereafter.

Signature ______________________________ Date _____________________________

The Tender Agent for the Offer is:

The Bank of New York
48th Floor
One Canada Square
London E14 5AL
United Kingdom

Post should be sent to the attention of:

Daniel Wynne

For Information by Telephone:

+44 (0) 20 7964 6337

For Facsimile Transmission:

+44 (0) 20 7964 6399

The Luxembourg Tender Agent for the Offer is:

The Bank of New York (Luxembourg) S.A.
Aerogolf Center
IA, Hoehenhof
1736 Senningerberg
Grand Duchy of Luxembourg

Post should be sent to the attention of:

Daniel Wynne

For Information by Telephone:

+352 (0) 2634 77 5301

For Facsimile Transmission:

+352 (0) 2634 0571

The Dealer Manager for the Offer is:

Goldman Sachs International

Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

For Information by Telephone:

+44 (0) 20 7774 0923

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MESSER GRIESHEIM HOLDING AG (Registrant)
By: /s/ KLAUS-JÜRGEN SCHMIEDER Klaus-Jürgen Schmieder Chief Executive Officer
By: /s/ HARALD PINGER Harald Pinger Chief Financial Officer
Date: April 21, 2004